Hecht & Associates, P.C.
                                Attorneys at Law
                         60 East 42nd Street, Suite 5101
                               New York, NY 10165
                                 (212) 490-3232
                               Fax: (212) 490-3263
                          WWW.SECURITIESCOUNSELORS.COM
                     Email: checht@securitiescounselors.com



CHARLES J. HECHT                                               Please Reply to:
CHRISTOPHER J. MCENTEE                                           PERRY J. NAGLE
PERRY J. NAGLE (OF COUNSEL)


                                                              September 24, 2001

VIA EDGAR AND FACSIMILE (202) 942-9516

Donald Rinehart, Esq.
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      Valesc Inc.
         Registration Statement on Form SB-2 (333-69860)
         Request for Withdrawal

Dear Mr. Rinehart:

         On behalf of Valesc Inc. (the "Company"), we hereby request the withdrawal of the Company's Registration Statement on Form SB-2, file no. 333-69860, originally filed with the Commission on September 21, 2001. This request is made because the Company intends to amend the Investment Agreement pursuant to which the Registration Statement was filed, and this amendment will result in a material change to the disclosure in the Registration Statement.

         If you have any questions or comments, please contact the undersigned at (212) 490-3232.

                                                              Very truly yours,



                                                              Perry Nagle



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